Microvision Optical, LLC (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Microvision Optical, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 27, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	71,383	154,241
Accounts Receivable	727	109,625
Prepaid Expenses	-	8,500
Inventory	253,131	174,836
Total Current Assets	325,241	447,202
Non-current Assets		
Computers, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	8,321	8,949
Intangible Assets: Patents and Trademarks, net of Accumulated Amortization	57,673	60,225
Right of Use Lease Asset	111,836	
Total Non-Current Assets	177,830	69,174
TOTAL ASSETS	503,071	516,376
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	103,580	224,242
Payable to Owner	191,738	261,742
Sales Tax Payable	269	173
Total Current Liabilities	295,587	486,157
Long-term Liabilities		
Long-Term Debt	90,000	-
SBA Loan	149,900	-
Right of Use Lease Liability	111,836	
Total Long-Term Liabilities	351,736	-
TOTAL LIABILITIES	647,323	486,157
EQUITY		
Member Capital	200,826	199,094
Accumulated Deficit	(345,078)	(168,875)
Total Equity	(144,252)	30,219
TOTAL LIABILITIES AND EQUITY	503,071	516,376

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue		
Sales of Product	101,006	1,297,376
Royalties and Licensing	110,375	120,097
Cost of Revenue	49,620	936,977
Gross Profit	161,761	480,495
Operating Expenses		
Advertising and Marketing	35,479	1,415
General and Administrative	144,964	214,204
Rent and Lease	38,200	5,641
Depreciation	628	1,256
Total Operating Expenses	219,271	222,517
Operating Income	(57,510)	257,978
Other Expenses to Related Parties	118,694	307,984
Net Income	(176,204)	(50,006)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(176,204)	(50,006)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	2,552	5,104
Depreciation	628	1,256
Accounts Payable	(120,662)	(111,760)
Inventory	(78,295)	(7,069)
Accounts Receivable	108,898	(103,678)
Prepaid Expenses	8,500	6,300
Other	135	-
Sales Tax Payable	96	5
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(78,148)	(209,842)
Net Cash provided by Operating Activities	(254,352)	(259,848)
INVESTING ACTIVITIES		
Patents and Trademarks	-	5,055
Net Cash provided by Investing Activities	-	5,055
FINANCING ACTIVITIES		
Member Contributions	28,317	77,639
Loans from (repayments to) owner	(70,004)	203,425
Member Distributions	(26,585)	-
Long-Term Debt	90,000	-
SBA Loan	149,900	-
Net Cash provided by Financing Activities	171,628	281,065
Cash at the beginning of period	154,174	127,902
Net Cash increase (decrease) for period	(82,723)	26,272
Cash at end of period	71,451	154,174

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	121,454	-	(118,869)	2,586
Member Capital Contributions	77,639	-	-	77,639
Net Loss	-	-	(50,006)	(50,006)
Ending Balance 12/31/2019	199,094	-	(168,875)	30,219
Member Capital Contributions	28,317	-	-	28,317
Member Capital Distributions	(26,585)	-	-	(26,585)
Net Loss	-	-	(176,204)	(176,204)
Ending Balance 12/31/2020	200,826	-	(345,079)	(144,253)

Microvision Optical, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Microvision Optical, LLC ("the Company") was originally formed in Delaware as WTW Optics, LLC on October 21st, 2009, before amending its name on November 9th, 2010. The Company is also allowed to transact business in the state of California as a Foreign Limited Liability Company as of November 30th, 2010. The Company produces and sells frameless reading glasses and also invents new and innovative solutions for vision correction.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of vision-correcting products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Licensing and Royalty Income

The Company earned significant income from royalties, and for licensing its innovative products to other manufactures. The revenue from licensing and royalties is summarized below:

Revenue	2020	2019
Licensing & Royalties	110,375	120,097

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Personal Computers	3	7,610	7,610	-	0
Equipment	7	15,293	15,293	-	0
Grand Total	**-**	**22,903**	**22,903**	**-**	**0**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Expenses to Related Parties

Other expenses to Related Parties consists of costs paid or accrued to owners for consulting, retirement benefits, and other expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Rent and Lease and Right of Use Asset/Liability

The Company conducts its operations from facilities that are leased under a two-year noncancelable operating lease expiring in March 31, 2022.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2020

2020	2021	2022
54,000	56,400	14,100

The Company recognized an operating right of use asset and liability of $111k as of December 31, 2020 for its renewal of its lease agreement.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2020 and 2019, the Company was in debt for money advanced by its owner for the purposes of funding operations. The balance of this Payable to Owner was $191,738 and $261,742 as of December 31, 2020 and 2019, respectively.

See Note 2 "Other Expenses to Related Parties"

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans

On May 29, 2020, the Company entered into a Small Business Administration (SBA) loan for $150,000 with an interest rate of 3.75% and maturity date of May 29, 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $149,900 as of December 31, 2020.

On December 31, 2020, the Company entered into a loan agreement with a factory for $90,000 bearing no interest and no maturity date. This loan is secured by future revenues. The balance of this loan was $90,000 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	149,900

NOTE 6 – EQUITY

The Company is a single-member LLC with a single class of ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 27, 2021, the date these financial statements were available to be issued.

The Company entered into a Paycheck Protection Program (PPP) loan for $20,800 which is set to be forgiven.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.